Exhibit 20(b)

                        GYRODYNE COMPANY OF AMERICA, INC.
                                 102 FLOWERFIELD
                               ST. JAMES NY 11780
                     TEL: (631) 584-5400 FAX: (631) 584-7075

January 22, 2002

To our shareholders:

For some time now, Gyrodyne ("the Company") has actively considered proposals, including some for the sale of the Company from local and national groups, in an effort to create maximum value and liquidity for our shareholders. At the same time, the Company has taken definitive measures towards achieving development entitlements which would serve to expedite that goal.

As noted in my January 8, 2002 letter to shareholders, "These past two years have demonstrated that the overwhelming majority of prospective, qualified developers and investors require that zoning be in place for the intended improvements and that absent these entitlements, proposals to acquire the Company or the Flowerfield property have been at deep discounts to estimated value."

Last summer, the Company rejected a $19 per share proposal from K Capital Partners, LLC ("K Capital"), a manager of offshore funds. Since that time, the Company has been negotiating with K Capital to facilitate a transaction, as noted in K Capital's Schedule 13D which was recently filed with the Securities and Exchange Commission. K Capital reported that it had "contemplated" a $22 per share offer. For clarification purposes, there has never been a written agreement committing K Capital to go forward at that price. In their January 11, 2002 filing, they proffer that recent announcements by the Company regarding a feasibility study have diminished the value of the Flowerfield Property and are now willing to offer $20 per share. The Company has communicated to K Capital that a proposal of $20 per share, coupled with other substantive issues, does not warrant further consideration. In addition, if agreed to by Gyrodyne, K Capital's requirements for negotiations and due diligence would impede the Company's ability to consider other offers for the Company.

The Company will continue to consider proposals for the purchase of all of its shares provided that they reflect a fair evaluation of Gyrodyne's assets . At this juncture, no entity, including K Capital, has committed to such an offer.

The Board has engaged independent professionals to prepare various valuation studies which indicate that the Company stock has a current minimum value range that exceeds all past and present proposals and that the value should increase as entitlements for development are achieved. Towards that end, the Company prepared a Planned Development District Pre-Application for a mixed use development at Flowerfield. Prior to submitting the Pre-Application to the municipal agencies involved in the permitting process, the Company seeks to further examine the potential for increased value by incorporating a golf course into the development plan. The Company entered into an agreement with Landmark National to prepare a golf course proposal and feasibility plan as a basis for comparison with other development alternatives. Landmark National is working diligently to complete the proposal and plan within the next 60 days. After analyzing the proposal, the Company intends to seek development entitlements that best provide shareholders with timely realization of maximum value.

As mentioned earlier, K Capital has noted in its Schedule 13D that management's recent actions regarding Landmark National, "diminished the value of the company to the Reporting Persons." (Emphasis added.) Curiously, K Capital has not accepted an offer from a third party to acquire all of its 209,350 shares at $22 which was made as recently as December 2001 and has publicly embraced a mixed use plan (Newsday,
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January 16, 2002) seemingly similar to the current direction of Gyrodyne. It would follow that they have reached similar conclusions to our own. Their claim that the Landmark National study has diminished the value of the Flowerfield Property is without merit and is perceived as another attempt to acquire the Company at a deep discount to its real value.

The Company's responsibility is to enhance value for all of the shareholders of Gyrodyne, not merely K Capital. Landmark National's plan and analysis will provide the Company with information necessary to take actions which are in the best interests of all shareholders.

It should also be noted that K Capital has submitted two nominees to be considered for election to the Gyrodyne Board of Directors at the next annual meeting of shareholders. Clearly, it would not be in the best interests of the Company's shareholders to place representatives of a potential acquirer on the Board of Directors.

We will continue to inform you of new developments as they occur.

Sincerely,


/s/ Stephen V. Maroney

Stephen V. Maroney
President & Chief Executive Officer